

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Lisa Nelson
Chief Executive Officer
CBD Life Sciences, Inc.
10855 N. 116th St., Suite 115
Scottsdale, Arizona 85259

>   **Re: CBD Life Sciences, Inc.**
>   **Registration Statement on Form 1-A**
>   **Filed August 18, 2022**
>   **File No. 024-11968**

Dear Ms. Nelson:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Newlan